Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-117952

LADENBURG THALMANN FINANCIAL SERVICES INC.

2,000,000 shares of common stock

     This prospectus relates to up to 2,000,000 shares of our common stock that may be offered for resale for the account of the selling shareholders set forth in this prospectus under the heading “Selling Shareholders” beginning on page 14. The selling shareholders may sell these shares in a variety of transactions as described under the heading “Plan of Distribution” beginning on page 15.

     Our common stock is traded on the American Stock Exchange under the symbol “LTS.” On December 6, 2004, the last reported sale price of our common stock was $0.42.

     We will not receive any proceeds from the sale of the shares covered by this prospectus.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of information that should be considered in connection with an investment in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2004

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

     We are engaged in retail and institutional securities brokerage, investment banking services and investment activities through our principal operating subsidiary, Ladenburg Thalmann & Co. Inc. We are committed to establishing a significant presence in the financial services industry by meeting the varying investment needs of our corporate, institutional and retail clients.

     Ladenburg Thalmann & Co. is a full service broker-dealer that has been a member of the New York Stock Exchange since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals. Ladenburg is subject to regulation by, among others, the Securities and Exchange Commission, the NYSE and the National Association of Securities Dealers, Inc. and is a member of the Securities Investor Protection Corporation. Ladenburg Thalmann & Co. currently has approximately 106 registered representatives and approximately 88 other full time employees. Its private client services and institutional sales departments serve approximately 70,000 accounts nationwide and its asset management area provides investment management and financial planning services to numerous individuals and institutions.

Arbitration Settlements

     In July 2004, we entered into several settlement agreements with certain individuals who had brought arbitration claims against Ladenburg Thalmann & Co. and Ladenburg Capital Management Inc., one of our former operating subsidiaries, arising out of customer complaints relating to their activities as broker-dealers. In connection with those settlement agreements, we agreed, among other things, to issue a total of 2,000,000 shares of our common stock to the plaintiffs and their lawyers in such actions and to register the resale of those shares. We are filing a registration statement of which this prospectus forms a part of to comply with our obligations to those plaintiffs. For a more detailed discussion of what we are registering by this prospectus, see the section entitled “Selling Shareholders” beginning on page 14.

Amended and Restated Debt Conversion Agreement

     On March 29, 2004, we entered into an agreement with New Valley Corporation and Frost-Nevada Investments Trust, the holders of our outstanding $18,010,000 aggregate principal amount of senior convertible promissory notes, pursuant to which such parties agreed to convert their notes and accrued interest into common stock. We anticipated seeking shareholder approval of the debt conversion agreement at our 2004 annual meeting of stockholders originally planned for the second quarter of 2004. However, the annual meeting was delayed so that we could re-examine our capital needs to support our liquidity and capital base for the near term. As a result of this examination, on November 15, 2004, we amended the debt conversion agreement to further reduce the conversion prices from $0.70 to $0.40 for Frost-Nevada and from $1.10 to $0.50 for New Valley. In connection with the execution of the amended debt conversion agreement, New Valley and Frost-Nevada also agreed with us to forbear until May 13, 2005 payment of the interest due to them under their senior convertible promissory notes on the interest payment dates of the notes through March 31, 2005. In order to improve our financial position, we also plan on undertaking a private financing whereby we would seek to sell up to $20,000,000 of common stock at $0.45 per share. As part of the amended and restated debt conversion agreement, each of Frost-Nevada and New Valley has agreed to commit to invest up to $5,000,000 in the financing if such financing were not fully subscribed for by other investors.

     The debt conversion and private financing are subject to shareholder approval and to other conditions, including the absence of any material adverse change in our financial condition or results of operations and having a registration statement covering the resale of the shares to be issued to New Valley and Frost-Nevada declared effective by the SEC.

Corporate History

     We were incorporated under the laws of the State of Florida in February 1996. Ladenburg Thalmann & Co. was incorporated under the laws of the State of Delaware in December 1971 and became our wholly owned subsidiary in May 2001. Our principal executive offices, as well as those of Ladenburg Thalmann & Co., are located at 590 Madison Avenue, New York, New York 10022 and both of our telephone numbers are (212) 409-2000. Ladenburg Thalmann & Co. has currently branch offices located in Melville, New York, Boca Raton, Florida, Great Neck, New York, Los Angeles, California, New York, New York and Irvine, California. Ladenburg Thalmann Europe, Ltd., a wholly-owned subsidiary of Ladenburg Thalmann & Co., is a retail brokerage firm regulated by the Financial Services Authority which maintained an office in London, England, but is currently operating out of Ladenburg Thalmann & Co.’s principal executive office. Ladenburg Thalmann & Co. maintains a website located at www.ladenburg.com.

RISK FACTORS

     You should carefully consider the risks described below before you decide to invest in our company. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

We have incurred, and may continue to incur, significant operating losses.

     We incurred significant losses from operations during each of the past three years. We cannot assure you that we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis or that profitability, if achieved, will be sustained. If we are unable to achieve or sustain profitability, we may not be financially viable in the future and may have to curtail, suspend or cease additional operations.

If we are unable to repay our outstanding indebtedness obligations when due, our operations may be materially adversely affected.

     At September 30, 2004, we had an aggregate of $28,510,000 of indebtedness, $18,010,000 (plus an additional $3,984,313 of accrued interest at September 30, 2004) of which is secured by our stock of our principal operating subsidiary, Ladenburg Thalmann & Co., and matures on December 31, 2005. The holders of our secured indebtedness have agreed to forbear receiving interest on the debt until May 13, 2005 and recently agreed to convert such indebtedness into shares of our common stock, subject to shareholder approval and certain other conditions. If we need to further amend the terms of the debt conversion agreement or if our shareholders do not approve the debt conversion agreement, the conversion may not occur. We cannot assure you that our operations will generate funds sufficient to repay our other existing debt obligations as they come due. Our failure to repay our indebtedness and make interest payments as required by our debt obligations could have a material adverse affect on our operations.

We are currently subject to extensive securities regulation and the failure to comply with these regulations could subject us to penalties or sanctions.

     The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including the NYSE, the NASD and the Municipal Securities Rulemaking Board. The regulatory environment is also subject to change and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

     Ladenburg Thalmann & Co. is a registered broker-dealer with the SEC and a member firm of the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including:

•	sales methods and supervision;

•	trading practices among broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure of securities firms;

•	record keeping; and

•	the conduct of directors, officers and employees.

Compliance with many of the regulations applicable to us involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD Regulation, Inc., the regulatory arm of the NASD, and the NYSE, which are our primary regulatory agencies. NASD Regulation and the NYSE adopt rules, subject to approval by the SEC, that govern its members and conducts periodic examinations of member firms’ operations.

     If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

•	censure;

•	fine;

•	civil penalties, including treble damages in the case of insider trading violations;

•	the issuance of cease-and-desist orders;

•	the deregistration or suspension of our broker-dealer activities;

•	the suspension or disqualification of our officers or employees; or

•	other adverse consequences.

     The imposition of any of these or other penalties could have a material adverse effect on our operating results and financial condition.

     In May 2004, the NASD contacted Ladenburg Thalmann & Co. regarding an informal investigation into past activities by it, Ladenburg Capital Management Inc., one of our former operating subsidiaries, and certain of their employees involving potential violations of NASD Rule 2440 and NASD Interpretive Memorandum 2440(c)(5) relating to fair prices and commissions. On September 15, 2004, Ladenburg Thalmann & Co. received a “Wells Letter” from the staff of the NASD. The Wells Letter stated that the staff of the NASD intends to recommend that disciplinary action be brought against Ladenburg Thalmann & Co. for violating certain conduct rules of the NASD, including NASD Conduct Rule 2440 and NASD Interpretive Memorandum 2440(c)(5) relating to fair prices and commissions, and Section 10(b) of the Securities Exchange Act of 1934, as amended. The NASD previously delivered similar Wells Letters to five employees of Ladenburg Thalmann & Co. generally alleging violations by them of the same NASD and SEC rules. Ladenburg Thalmann & Co. is seeking a resolution of these matters, although there is no assurance that such resolution can be reached or that the ultimate impact on us will not be material. If we are forced to pay significant damages with respect to this investigation, or if any of our key employees are suspended or disqualified from practicing in the securities industry for a substantial period of time, it could have a material adverse effect on our operations and financial condition.

We may incur significant losses from trading and investment activities due to market fluctuations and volatility.

     We generally maintain trading and investment positions in the equity markets. To the extent that we own assets, i.e., have long positions, in those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets that we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

     We may from time to time have a trading strategy consisting of holding a long position in one security and a short position in another security from which we expect to earn revenues based on changes in the relative value of the two securities. If, however, the relative value of the two securities changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

We may need to raise additional funds in the near future.

     As of September 30, 2004, we had cash and cash equivalents of approximately $1,523,000. Our capital requirements continue to be adversely affected by our inability to generate cash from operations and we have been forced to rely on borrowings in order to generate working capital for our operations. We continually review our liquidity and capital base to ensure that it can support our estimated needs for our business units. If, based on these reviews, it is determined that we require additional funds to support our liquidity and capital base, we would seek to raise additional capital through other available sources, including through equity offerings or borrowing additional funds on a short-term basis from third parties, including our current debtholders, shareholders and clearing broker. If we continue to be unable to generate cash from operations and are unable to find sources of funding, it would have an adverse impact on our liquidity and operations.

Our expenses may increase due to unresolved real estate commitments.

     Ladenburg Capital Management may have potential liability under a terminated lease for office space in New York City which it was forced to vacate during 2001 due to the events of September 11, 2001. Ladenburg Capital Management no longer occupies the space and believes it has no further lease obligation pursuant to the terms of the lease. This lease, which, had it not terminated as a result of the events of September 11, 2001, would have expired by its terms in March 2010, provides for future minimum payments aggregating approximately $3,867,000 at September 30, 2004, payable $176,000 in 2004, $703,000 per year from 2005 through 2008 and $879,000 thereafter. Ladenburg Capital Management is currently in litigation with the landlord in which it is seeking judicial determination of the termination of the lease. However, the lawsuit has been stayed due to the landlord’s bankruptcy filing. If Ladenburg Capital Management is not successful in this litigation, it plans to sublease the property. Ladenburg Capital Management has provided for estimated costs in connection with this lease and has recorded a liability at September 30, 2004. Additional costs may be incurred in connection with terminating this lease, or if not terminated, to the extent of foregone rental income in the event Ladenburg Capital Management does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital Management’s financial position and liquidity.

Our business could be adversely affected by a breakdown in the financial markets.

     As a securities broker-dealer, our business is materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a breakdown in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, our revenues are likely to decline and our operations will be adversely affected.

Our revenues may decline in adverse market or economic conditions.

     During the past several years, unfavorable financial and economic conditions have reduced the number and size of the transactions in which we provide underwriting services, merger and acquisition consulting and other services. Our investment banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and therefore have been adversely affected by the sustained downturn in the securities markets. Additionally, the downturn in market conditions led to a decline in the volume of transactions that we executed for our customers and, therefore, to a decline in the revenues we received from commissions and spreads. If these adverse financial and economic conditions persist, we will incur a further decline in transactions and revenues that we receive from commissions and spreads.

We depend on our senior employees and the loss of their services could harm our business.

     Our success is dependent in large part upon the services of several of our senior executives and employees, including those of Ladenburg Thalmann & Co. We do not maintain and do not intend to obtain key man insurance on the life of any executive or employee. If our senior executives or employees terminate their employment with us and we are unable to find suitable replacements in relatively short periods of time, our operations may be materially and adversely affected.

We face significant competition for professional employees.

     From time to time, individuals we employ may choose to leave our company to pursue other opportunities. We have experienced losses of registered representatives, trading and investment banking professionals in the past, and the level of competition for key personnel remains intense. We cannot assure you that the loss of key personnel will not occur again in the future. The loss of a registered representative or a trading or investment banking professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results.

Our principal shareholders, including our directors and officers, control a large percentage of our shares of common stock and can significantly influence our corporate actions.

     At the present time, our executive officers, directors and companies that these individuals are affiliated with currently beneficially own approximately 34.5% of our common stock. Accordingly, these individuals and entities will be able to significantly influence most, if not all, of our corporate actions, including the election of directors and the appointment of officers. Additionally, this ownership of our common stock may make it difficult for a third party to acquire control of us, therefore possibly discouraging third parties from seeking to acquire us. A third party would have to negotiate any possible transactions with these principal shareholders, and their interests may be different from the interests of our other shareholders. This may depress the price of our common stock.

The American Stock Exchange may delist our common stock from quotation on its exchange.

     Our common stock is currently quoted on the Exchange. In order to continue quotation of our common stock, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (usually between $2 million and $4 million) and a minimum number of public shareholders (usually 300 shareholders or 200,000 shares held by our non-affiliates). Additionally, our common stock cannot have what is deemed to be a “low selling price” as determined by the Exchange.

     On September 20, 2004, we received notice from the Exchange indicating that we were below certain additional continued listing standards of the Exchange, specifically that we had sustained losses in three of our four most recent fiscal years with shareholders’ equity of less than $4 million, as set forth in Section 1003(a)(ii) of the Exchange’s Company Guide. At that time, we were afforded an opportunity to submit a revised plan advising the Exchange of action we had taken, or would take, that would bring us into compliance with all continued listing standards by May 13, 2005 and did so in October 2004. As a result, we have been allowed to maintain our listing on the Exchange through May 13, 2005, during which time we will be subject to continued periodic review by the Exchange’s staff to determine whether we are making progress consistent with the revised plan.

     Additionally, on December 6, 2004, the last reported sale price of our common stock was $0.42. If the Exchange determines that this is a “low selling price,” it may require us to effect a reverse split or suspend or remove our common stock from listing on the Exchange. In determining whether a reverse split or suspension or removal is appropriate, the Exchange will consider all pertinent factors including market conditions in general, the number of shares outstanding, plans which may have been formulated by management, applicable regulations of the state or country of incorporation or of any governmental agency having jurisdiction over the company and the relationship to other Exchange policies regarding continued listing.

     If the Exchange delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

•	a limited availability of market quotations for our common stock;

•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We may lose customers and our revenues may decline due to our lack of Internet brokerage service capability.

     A growing number of brokerage firms offer Internet brokerage services to their customers in response to increased customer demand for these services. While we intend to offer Internet brokerage services in the future, we may not be able to offer services that will appeal to our current or prospective customers and these services may not be profitable. Our failure to commence Internet brokerage services in the near future could have a material adverse effect on our business including the loss of our existing customers to competitors that do offer these services. Additionally, if we commence Internet brokerage services but are unable to attract customers for those services, our revenues will decline.

We rely on one primary clearing broker and the termination of the agreement with this clearing broker could disrupt our business.

     Ladenburg Thalmann & Co. primarily uses one clearing broker to process its securities transactions and maintain customer accounts on a fee basis. The clearing broker also provides billing services, extends credit and provides for control and receipt, custody and delivery of securities. In November 2002, we renegotiated a clearing agreement with one of our clearing brokers whereby this clearing broker became our primary clearing broker, clearing substantially all of our business. In addition, under the new clearing agreement, an affiliate of the clearing broker loaned us an aggregate of $3,500,000 in December 2002 with various terms and maturing at various dates through December 2006. As scheduled, in November 2003 and 2004, $1,500,000 and $667,000 of principal, respectively, together with accrued interest of approximately $90,000 and $54,000, respectively, was forgiven. The remaining $1,333,000 of principal balance of the loans is scheduled to be forgiven as follows: approximately $667,000 in November 2005 and $666,000 in November 2006. Accrued interest on these loans as of September 30, 2004 was approximately $154,000. Upon the forgiveness of the loans, the forgiven amount is accounted for as other revenue. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

     Ladenburg Thalmann & Co. depends on the operational capacity and ability of the clearing broker for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, Ladenburg Thalmann & Co. is exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. If the clearing agreement is terminated for any reason, we would be forced to find an alternative clearing firm. We cannot assure you that we would be able to find an alternative clearing firm on acceptable terms to us or at all.

Our clearing broker extends credit to our clients and we are liable if the clients do not pay.

     Ladenburg Thalmann & Co. permits its clients to purchase securities on a margin basis or sell securities short, which means that the clearing firm extends credit to the client secured by cash and securities in the clients’ account. During periods of volatile markets, the value of the collateral held by the clearing broker could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, the clearing broker sells or buys securities at prevailing market prices, and may incur losses to satisfy client obligations. Ladenburg Thalmann & Co. has agreed to indemnify the clearing broker for losses it may incur while extending credit to its clients.

We are subject to various risks associated with the securities industry.

     As a securities broker-dealer, Ladenburg Thalmann & Co. is subject to uncertainties that are common in the securities industry. These uncertainties include:

•	the volatility of domestic and international financial, bond and stock markets, as demonstrated by recent disruptions in the financial markets;

•	extensive governmental regulation;

•	litigation;

•	intense competition;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because certain expenses remain relatively fixed. Ladenburg Thalmann & Co. is much smaller and has much less capital than many competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

Our risk management policies and procedures may leave us exposed to unidentified risks or an unanticipated level of risk.

     The policies and procedures we employ to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. We cannot assure you that our policies and procedures will effectively and accurately record and verify this information.

     We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we effectively evaluate and manage the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in our credit risk to customers as well as to third parties and increases in general systemic risk.

Credit risk exposes us to losses caused by financial or other problems experienced by third parties.

     We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include:

•	trading counterparties;

•	customers;

•	clearing agents;

•	exchanges;

•	clearing houses; and

•	other financial intermediaries as well as issuers whose securities we hold.

These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from:

•	holding securities of third parties;

•	executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

•	extending credit to clients through bridge or margin loans or other arrangements.

Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues and perhaps our ability to borrow in the credit markets.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

     The securities industry is rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and a larger client base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. We may not be able to compete effectively with current or future competitors and competitive pressures faced by us may harm our business.

The precautions we take to prevent and detect employee misconduct may not be effective and we could be exposed to unknown and unmanaged risks or losses.

     We run the risk that employee misconduct could occur. Misconduct by employees could include:

•	employees binding us to transactions that exceed authorized limits or present unacceptable risks to us;

•	employees hiding unauthorized or unsuccessful activities from us; or

•	the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged risks or losses to us including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If employee misconduct does occur, our business operations could be materially adversely affected.

Failure to comply with net capital requirements could subject us to suspension or revocation by the SEC or suspension or expulsion by the NASD and the NYSE.

     Ladenburg Thalmann & Co. is subject to the SEC’s net capital rule which requires the maintenance of minimum net capital. We compute net capital under the alternate method permitted by the net capital rule. Under this method, Ladenburg Thalmann & Co. is required to maintain net capital equal to $250,000. The net capital rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer’s position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer’s net capital. The net capital rule requires that a broker-dealer maintain a certain minimum level of net capital. The particular levels vary in application depending upon the nature of the activity undertaken by a firm. Compliance with the net capital rule limits those operations of broker-dealers which require the intensive use of their capital, such as underwriting commitments and principal trading activities. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. The NASD and the NYSE may enter the offices of a broker-dealer at any time, without notice, and calculate the firm’s net capital. If the calculation reveals a deficiency in net capital, the NASD may immediately restrict or suspend certain or all of the activities of a broker-dealer, including its ability to make markets. Ladenburg Thalmann & Co. may not be able to maintain adequate net capital, or its net capital may fall below requirements established by the SEC, and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

Risk of losses associated with securities laws violations and litigation.

     Many aspects of our business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions with respect to underwriters’ liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. Our underwriting activities will usually involve offerings of the securities of smaller companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, smaller companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits or not at all, and to become insolvent. Each of these factors increases the likelihood that an underwriter of a smaller companies’ securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

     In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, the cases involve various allegations that our employees had mishandled customer accounts. We believe that, based on our historical experience and the reserves established by us, the resolution of the claims presently pending will not have a material adverse effect on our financial condition. However, although we typically reserve an amount we believe will be sufficient to cover any damages assessed against us, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our financial condition may be materially adversely affected.

Possible additional issuances will cause dilution.

     While we currently have outstanding 46,540,573 shares of common stock, options to purchase a total of 8,943,631 shares of common stock, warrants to purchase a total of 200,000 shares of common stock and senior convertible promissory notes convertible into 11,296,746 shares of common stock (assuming the debt conversion agreement is not implemented and not including accrued interest on the notes), we are authorized to issue up to 200,000,000 shares of common stock and are therefore able to issue additional shares without being required under corporate law to obtain shareholder approval. If we issue additional shares (which we expect to do upon consummation of the debt conversion and our private offering), or if our existing shareholders exercise or convert their outstanding options or notes, our other shareholders may find their holdings drastically diluted, which if it occurs, means that they will own a smaller percentage of our company.

We may issue preferred stock with preferential rights that may adversely affect your rights.

     The rights of our shareholders will be subject to and may be adversely affected by the rights of holders of any preferred stock that we may issue in the future. Our articles of incorporation authorize our board of directors to issue up to 2,000,000 shares of “blank check” preferred stock and to fix the rights, preferences, privilege and restrictions, including voting rights, of these shares without further shareholder approval.

WARNING REGARDING OUR USE OF FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus are forward-looking that relate to possible future events, our future performance and our future operations. In some cases, you can identify these forward-looking statements by the use of words such as “may,” “will,” “should,” “anticipates,” “believes,” “expects,” “plans,” “future,” “intends,” “could,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions. These statements are only our predictions. Our actual results could and likely will differ materially from these forward-looking statements for many reasons, including the risks described above and appearing elsewhere in this prospectus. We cannot guarantee future results, levels of activities, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling shareholders.

SELLING SHAREHOLDERS

     The following table provides certain information with respect to the selling shareholders’ beneficial ownership of our common stock as of December 8, 2004 and as adjusted to give effect to the sale of all of the shares offered by this prospectus. Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, each of the selling shareholders possesses sole voting and investment power with respect to the securities shown.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering			After Offering
				Number
	Number of		Number of Shares	of
Name	Shares	Percentage	Offered	Shares	Percentage
James M. Bero and Mary C. Bero, JTWROS	29,555	*	29,555	0	0

Dr. Crayton Walker	155,963	*	155,963	0	0

Craig L. Brooks	59,111	*	59,111	0	0

J. Scott Dennis	82,111	*	82,111	0	0

Silvia Fishbaum	49,875	*	49,875	0	0

Michael D. Leveto TTEE of the Michael D. Leveto Living Trust	167,407	*	167,407	0	0

Bradley Nord	29,555	*	29,555	0	0

Mark A. Whittier	16,445	*	16,445	0	0

Michael S. Odom	13,149	*	13,149	0	0

Brian J. O’Neil	88,667	*	88,667	0	0

Terry Overholser	270,926	*	270,926	0	0

Charles Terry Shook	6,166	*	6,166	0	0

Cathy S. Serb and John A. Serb JTTEN	6,593	*	6,593	0	0

Bobby Scott	361,296	*	361,296	0	0

Michael Huberman	525,168	1.1%	525,168	0	0

Page Perry, LLC	138,013	*	138,013	0	0

*	Less than 1%.

     In July 2004, we entered into several settlement agreements with the individuals listed above who had brought arbitration claims against Ladenburg Thalmann & Co. and Ladenburg Capital Management Inc., one of our former operating subsidiaries, arising out of customer complaints relating to their activities as broker-dealers. In connection with those settlement agreements, Ladenburg Capital Management paid to the plaintiffs a total of $1,500,000 in cash upon execution of the agreements and agreed to pay them a total of $400,000 in cash due in four equal annual installments of $100,000 on each of July 15, 2005, 2006, 2007 and 2008.The agreements included the settlement of a previously disclosed October 2003 arbitration award for $1,100,000 which we were seeking to have vacated. We also issued a total of 2,000,000 shares of our common stock to the plaintiffs and their lawyers in such actions and agreed to register the resale of such shares hereunder. If this registration statement is not declared effective by the Securities Exchange Commission within 150 days from the date of execution of the agreements, the plaintiffs may elect to revoke their settlements and reopen their claims against Ladenburg Thalmann & Co. and Ladenburg Capital Management (provided they return the funds and stock paid by us to them).

PLAN OF DISTRIBUTION

     The sale or distribution of the common stock may be effected directly to purchasers by the selling shareholders, or by any donee, pledgee or transferee of the selling shareholders as principals, or through one or more underwriters, brokers, dealers or agents from time to time in one or more public or private transactions by any legally available means, including:

•	block trades;

•	on the American Stock Exchange or in the over-the-counter market;

•	otherwise than on the American Stock Exchange or in the over-the-counter market;

•	through the writing of put or call options relating to the common stock;

•	entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling shareholders;

•	entering into option or loan transactions that require the selling shareholder to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer’s own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer;

•	engaging in short sales of the common stock and delivering shares to cover such short positions;

•	the pledging of common stock to a broker-dealer and upon the default by the selling shareholder on the pledge the broker-dealer may sell the pledged shares in accordance with this prospectus;

•	through the distribution of the common stock by any selling shareholder to its partners, members or shareholders; or

•	through a combination of these methods of sale.

     Any of these transactions may be effected:

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated or fixed prices.

     The sale or distribution of common stock under this prospectus will be made in compliance with the applicable provisions of NASD Conduct Rule 2720. If the selling shareholders effect transactions to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or purchasers. These discounts, concessions or commissions may be in excess of those customary for the types of transactions involved. However, no NASD member or independent broker-dealer will receive a commission or discount in excess of eight percent.

     The selling shareholders and any broker, dealer or agent that assists in the sale of the common stock may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act. Accordingly, any profit on the sale of common stock by them and any discounts, concessions or commissions received by any of the underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Selling shareholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act. In these cases, they must meet the criteria and conform to the requirements of that rule.

     We will pay all of the costs, expenses and fees incident to the registration of the shares offered under this prospectus. The selling shareholders are responsible for any costs, expenses and fees related to the offer and sale of the common stock to the public, including brokerage commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York.

EXPERTS

     Our financial statements as of December 31, 2003 and 2002 and for each of the years in the two-year period ended December 31, 2003, have been audited by Eisner LLP, an independent registered public accounting firm, to the extent indicated in their report dated February 5, 2004, except for the fifth and sixth paragraphs of Note 13, as to which the date is March 29, 2004. Our consolidated financial statements for the year ended December 31, 2001 have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, to the extent indicated in their report dated March 22, 2002. Our financial statements are incorporated by reference in this prospectus in reliance upon the respective reports of Eisner LLP and PricewaterhouseCoopers LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities are sold:

•	annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	quarterly reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our current reports on Form 8-K filed with the SEC on August 5, 2004, September 20, 2004, September 24, 2004, November 4, 2004 and November 15, 2004; and

•	the description of our common stock contained in our registration statement on Form 8-A (No. 1-15799) filed with the SEC pursuant to Section 12(b) of the Exchange Act.

     Potential investors may obtain a copy of any of our SEC filings without charge by written or oral request directed to Ladenburg Thalmann Financial Services Inc., Attention: Investor Relations, 590 Madison Avenue, 34th Floor, New York, New York 10022, (212) 409-2000.